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                                                                    EXHIBIT 99.1

        SAFE HARBOR COMPLIANCE STATEMENT FOR FORWARD-LOOKING STATEMENTS

  You should consider carefully the following factors in evaluating us and our business. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, which we currently deem immaterial or that are similar to those faced by other companies in our industry or business in general, may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or results of future operations could be materially and adversely affected.

We have experienced, and continue to experience, net losses.

  Since our inception, we have experienced, and are continuing to experience, operating losses and negative cash flow from operations. Our statements of operations for the fiscal year ended October 31, 1997, for the two-month transition period ended December 31, 1997, for the fiscal year ended December 31, 1998, and for the six-month period ended June 30, 1999, reflect net losses of approximately $4,003,590, $1,135,927, $8,453,903, and $6,511,537,
respectively, or approximately $.77, $.14, $.89 and $.46 per share, respectively. In addition, we expect to incur operating losses in the near future and until such time as operations generate sufficient revenues to cover our costs.

We may require additional working capital or financing to meet our operating demands in 1999 and 2000.

  The rapid development of our business will continue to require substantial capital expenditures for additional installations. Our future financial results will depend primarily on our ability to increase our number of affiliate locations, maintain our existing installations and increase advertising revenues. We cannot assure that we will achieve or sustain profitability or positive cash flows from future operating activities. If we fail to increase the number of installation sites or experience operating difficulties, or if advertising revenues do not increase substantially, it is likely that we may be required to raise additional capital or obtain additional financing to fund our operations.

We depend upon our advertising revenues.

  We primarily derive our revenues from advertisers displaying their commercials on CTN. Although we have agreements with certain national advertisers and have held discussions or had prior agreements with other national advertisers, we cannot assure that these advertisers will continue to purchase advertising from us, that new advertisers will purchase advertising from us, or that future significant advertising revenues will be generated. Because certain advertisers may discontinue or reduce advertising on CTN from time to time, we anticipate that we could experience fluctuations in operating results and revenues. The failure to attract and enter into new and/or additional agreements with national advertisers and to derive significant revenues from these advertisers would have a material adverse effect on our business and financial results.

We must secure new installations and maintain existing installations.

  Our growth is dependent upon our ability to increase the number of installation sites at colleges and universities. If we increase our installation sites, we will have increased viewership and should be able to increase our advertising revenue. In addition, we believe that if we are able to increase our installation sites, it will become more difficult for a competitor to enter the market. We have increased our number of installations, including contracts for future installations, from 265 as of December 31, 1997, to 736 as of December 31, 1998 and to 1,182 as of June 30, 1999. Although we have been successful in increasing our
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installation sites, we cannot assure that this growth will continue and that colleges and universities will not require the removal of our system from current locations. Our contracts with colleges and universities for installation sites typically have a three-year term. The failure to increase installation sites would have a material adverse effect on our business and financial results.

We depend upon satellite technology.

  The ability of CTN to transmit our programming, and thereby derive advertising revenue, is dependent upon proper performance of the satellite transmission equipment upon which CTN's programming delivery is based. Our contract with Public Broadcasting Service, Inc. provides for our sublease of transponder capacity on a satellite owned and operated by GE American Communications, Inc. We are entitled to limited protected service under the sublease in the event the satellite fails, which would enable CTN's programming to be redirected to a different satellite under certain circumstances and subject to certain limitations. However, in the event that CTN's programming is required to be redirected to a different satellite, our satellite dishes installed in each of our affiliate locations would be required to be redirected in order for the programming signals to be received from the satellite. This redirection procedure could take up to 21 days for completion and would involve significant cost to us. We have obtained insurance for certain of the costs associated with such a satellite failure, including the costs of redirecting the satellite dishes and securing a new satellite transponder, and the lost advertising revenues resulting from the interruption in programming.

We depend on our agreements with third parties.

  The ability of CTN to transmit our programming and to maintain and install our equipment is dependent upon performance by certain third parties under contracts with us. We are substantially dependent upon performance by unaffiliated companies for our day-to-day programming operations and system installation and maintenance.

Any failure to maintain or improve market acceptance for CTN would adversely affect our business.

  Our prospects will be significantly affected by the success of our affiliate marketing efforts, the acceptance of our programming by potential viewers and our ability to attract advertisers. Achieving market acceptance for CTN will require significant effort and expenditures by us to enhance awareness and demand by viewers and advertisers. Our current strategy and future marketing plans may be subject to change as a result of a number of factors, including progress or delays in our affiliate marketing efforts, the nature of possible affiliation and other broadcast arrangements that may become available to us in the future and factors affecting the direct broadcast industry. We cannot assure that our strategy will result in initial or continued market acceptance for CTN.

We depend upon our access to programming.

  We believe that our ability to maintain access to music videos and other programming on a regular, long-term basis, on terms favorable to us is important to our future success and profitability. We obtain music videos pursuant to oral agreements with music companies. We have such agreements or arrangements with a number of the major music company labels, which include Sony, Warner Elektra, EMI, Columbia, MCA and BMG. We also receive CNN news and sports programming pursuant to our agreement with Turner Private Networks, Inc. Termination of substantially all or a large number of our programming agreements would have a material adverse effect on our business and financial results.
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We depend upon our key executives.

  We are substantially dependent on the efforts of Jason Elkin, our Chairman and Chief Executive Officer, Peter Kauff, our Vice Chairman, and Martin Grant, our President. The loss of any of these executives could have a material adverse effect on our business and financial results. All of these executives have entered into multi-year employment agreements with us.

We may not be able to compete successfully with other companies.

  CTN competes for advertisers with many other forms of advertising media, including television, radio, print, direct mail and billboard. There are no meaningful intellectual property barriers to prevent competitors from entering into this market, and we cannot assure that a competitor with greater resources than us will not enter into the market. We believe that competition could increase as other organizations perceive the potential for commercial application of our product or service.

We must continue to advance our technology.

  We expect technological developments and enhancements to continue at a rapid pace in the direct broadcast satellite network industry and related industries, and we cannot assure that technological developments will not require us to switch to a different transmission technology or cause our technology and products to be dated. Our future success could be largely dependent upon our ability to adapt to technological change and remain competitive.

Our principal stockholder continues to control our affairs.

  U-C Holdings, L.L.C. beneficially owns approximately 80.3% of our outstanding common stock. As a result of its ownership, U-C Holdings has, and will continue to have, sufficient voting power to determine our direction and policies, the election of our directors, the outcome of any other matter submitted to a vote of stockholders and to prevent or cause a change in our control. See "We may be subject to conflicts of interest and related party transactions."

We may be subject to conflicts of interest and related party transactions.

  Certain conflicts of interest may arise as a result of the beneficial ownership interests in U-C Holdings that are held by a majority of our directors, including our chairman and chief executive officer. Several members of our Board of Directors may be deemed to be an indirect beneficial owner of the securities beneficially owned by U-C Holdings. Conflicts of interest may arise as a result of these affiliated relationships. Although no specific measures to resolve such conflicts of interest have been formulated, our management has a fiduciary obligation to deal fairly and in good faith with us and will exercise reasonable judgment in resolving any specific conflict of interest that may occur.

The holders of our common stock could be materially diluted under certain circumstances.

  On July 23, 1999, U-C Holdings purchased 309,998 shares of our convertible preferred stock for $4,649,970. U-C Holdings also was issued a Class D Warrant which entitles it to purchase 135,686 shares of our common stock. The convertible preferred stock provides that the conversion price for the stock will adjust at the end of each fiscal quarter if the average trading price of the common stock for the 30 days prior to the end of the fiscal quarter is less than the then current conversion price of the convertible preferred stock ($6.854 at the time of the purchase); however, the conversion price cannot be reduced below $2.75. The exercise price of the Class D Warrant contains a nearly identical provision. The conversion of the shares of convertible preferred stock into common stock and the exercise of the Class D Warrant will result in dilution of voting rights of the currently outstanding public holders of the common stock. If the conversion price of the convertible preferred stock and the exercise price of the Class D Warrant are adjusted due to decreases in
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the average trading price of the common stock and the price of the common stock later increases, the public holders of the common stock will be financially diluted as well.

  The funding for the MPM Acquisition (see "There are several risks associated with our acquisition strategy" below) will likely require us to incur additional debt and to issue additional equity in the Company. This will result in additional dilution of the voting power of the public holders of our common stock and may result in financial dilution to such holders as well.

Our stock price has been volatile, and declines could cause us to lose our listing on Nasdaq.

  The market price for our common stock could be subject to significant fluctuations in response to our business and financial results. We currently satisfy the conditions for continued listing on The Nasdaq SmallCap Market. However, we cannot assure that the market price of the common stock will not decline to a level where it does not satisfy these listing conditions.

Our revenues are subject to seasonality.

  Our revenues are affected by the pattern of seasonality common to most school-related businesses. Historically, we generate a significant portion of our revenues during the period of September through May and substantially less revenues during the summer months when most colleges and universities do not hold regular classes.

Our stock price and ability to raise capital or obtain financing could be hurt by our outstanding warrants and options.

  As of June 30, 1999, there are outstanding options to purchase 1,216,958 shares of our common stock granted to certain of our officers and directors pursuant to our stock option plans. In addition, there are warrants outstanding that permit their holders to purchase 2,080,258 shares of our common stock. U-C Holdings has entered into certain Equity Protection Agreements, dated April 25, 1997, which allow U-C Holdings to purchase additional shares of our common stock upon the exercise of options or warrants that were outstanding on April 25, 1997 at a price of $2.75 per share (as adjusted). U-C Holdings also received a warrant to purchase 152,100 shares of our common stock in connection with the standby commitment U-C Holdings made to us pursuant to the rights offering we completed in October 1998. Certain other holders of options and warrants also have demand and piggy-back registration rights. While such rights, warrants and options are outstanding, they may (i) adversely affect the market price of our common stock and (ii) impair our ability to, and the terms on which we can, raise additional equity capital or obtain debt financing.

Sales of our shares could cause our stock price to fall.

  Sales of a substantial number of shares of common stock in the public market could adversely affect the market price of our common stock prevailing from time to time. All shares of our common stock, including shares held by U-C Holdings, are freely tradable without restriction, or may be sold pursuant to Rule 144 under the Securities Act. The sale of the shares of our common stock acquired by U-C Holdings are subject to certain limitations set forth in Rule 144 under the Securities Act. As of June 30, 1999, options to purchase 1,216,958 shares and warrants to purchase 2,080,258 shares of our common stock were outstanding, of which options to purchase 685,389 shares and warrants to purchase 2,080,258 shares were exercisable.

There are several risks associated with our acquisition strategy.

  On July 16, 1999, we entered into a stock purchase agreement to acquire all of the issued and outstanding capital stock of Armed Forces Communications, Inc., a New York corporation d/b/a Market Place Media and having its primary place of business in Santa Barbara, California ("MPM"), for a purchase
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price of approximately $30,000,000 cash, subject to adjustment. Upon consummation of the MPM Acquisition, MPM will be our wholly-owned subsidiary. The closing of the MPM Acquisition is subject to conditions such as no material adverse change in MPM. We intend to finance the acquisition through additional senior debt (excluding debt recently obtained from the LaSalle Bank National Association) and/or additional equity financing.

  We believe that the MPM Acquisition represents an excellent opportunity to further expand our business. However, our Board of Directors and senior management face a significant challenge in their efforts to integrate the businesses of MPM and CTN so that the different cultures and operations can be effectively managed to continue to grow. The dedication of management resources to such integration may detract attention from the day-to-day business of CTN. There can be no assurance that there will not be substantial costs associated with such activities or that there will not be other material adverse effects as a result of these integration efforts, either of which could have a material adverse effect on the financial results of CTN. Further, while the management of CTN believes that the diverse experience of the combined companies will serve to strengthen CTN, there can be assurance that this or any other of the anticipated benefits of the MPM Acquisition will be fully realized.

  In addition to the MPM Acquisition, we may seek to expand or complement our operations through the possible acquisition of other companies or through the licensing of programs that we believe are compatible with our business. While we explore acquisition opportunities from time to time, as of the date of this report, we have no definitive plans, agreements, commitments, arrangements or understandings with respect to any significant acquisition other than the MPM Acquisition. We have not established any minimum criteria for any other acquisition, and our management and Board of Directors will have complete discretion in determining the terms of any such acquisition. We cannot assure that we will be able to ultimately effect any acquisition, including the MPM Acquisition, or successfully integrate into our operations any business that we may acquire, including MPM. Under Delaware law, various forms of business combinations can be effected without stockholder approval and, accordingly, stockholders will, in all likelihood, neither receive nor otherwise have the opportunity to evaluate any financial or other information which may be made available to us in connection with any acquisition and must rely entirely upon the ability of management in selecting, structuring and consummating acquisitions that are consistent with our business objectives.

Year 2000 risks may result in material adverse effects on our business.

  Many currently-installed computer systems and software products are coded to accept only two-digit entries in the date code field. Beginning in the Year 2000, these date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. As a result, over the next six months, computer systems and/or software used by many companies will need to be upgraded to comply with such "Year 2000" requirements. Because we are dependent on vendor compliance, our ability to assure Year 2000 compliance is limited. We have required certain of our computer system and software vendors to represent that the services and products provided are, or will be, Year 2000 compliant.

Our ability to issue preferred stock may inhibit a takeover of our company.

  Our Board of Directors has the authority to issue up to 2,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of the preferred stock without further vote or action by our stockholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of a preferred stock that may be issued in the future. While we have no present intention to issue shares of preferred stock, such issuance, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.